Exhibit 99.1

324 – 8th Avenue SW, 8th Floor

Calgary AB, T2P 2Z2

www.computershare.com

September 2, 2025

To:	All Canadian Securities Regulatory Authorities
Toronto Stock Exchange
New York Stock Exchange
Securities and Exchange Commission

Dear Sirs/Madames:

Subject: TELUS International (Cda) Inc. (TELUS Digital)

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	September 12, 2025
Record Date for Voting (if applicable):	September 12, 2025
Beneficial Ownership Determination Date:	September 12, 2025
Meeting Date:	October 27, 2025
Meeting Location (if available):	Virtual Meeting (Online)
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria	Not Applicable
NAA for Registered Holders	No
Registered Holders Stratification Criteria	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
Subordinate Voting Shares	87975H100	CA87975H1001
Multiple Voting Shares	N/A	N/A

Sincerely,

Computershare

Agent for TELUS International (Cda) Inc.